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                              CUSIP NO. 878270 10 7


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          TECH-NET COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                     COMMON

--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   878270 10 7
         ---------------------------------------------------------------
                                 (CUSIP NUMBER)

                                  PAUL GARDNER
                            PLS SUPER ANNUATION FUND
                               13 LILEURA AVENUE,
                          BEAUMARIS, VICTORIA, AU 3193

--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
  COMMUNICATIONS)


                                 AUGUST 1, 2003
         ---------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF (S)(S)240.13D-1(E), 240.13D-1(F) OR 240.13D-1(G), CHECK THE
FOLLOWING BOX [_].

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE(S)240.13d-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

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                                 SCHEDULE 13D

CUSIP No.  878270 10 7
           -----------
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1      NAMES OF REPORTING PERSONS

       PLS Super Annuation Fund

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                     (a) [_]
                                     (b) [x]
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3      SEC USE ONLY

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4      SOURCE OF FUNDS (See Instructions)

       SC
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e) [_]

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Australia
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                     7     SOLE VOTING POWER

     NUMBER OF             0
      SHARES       -------------------------------------------------------------
                     8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY              993,350 Common (See Item 5)
                   -------------------------------------------------------------
       EACH          9     SOLE DISPOSITIVE POWER

    REPORTING              0
      PERSON       -------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
       WITH
                           993,350 Common
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       993,350 Common
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       (See Instructions)
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.64 % of Common (see Item 5)
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
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



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                                 SCHEDULE 13D

CUSIP No. 878270 10 7
          -----------
--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS

       Paul Gardner
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                     (a) [_]
                                     (b) [x]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)

       SC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Australia
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

     NUMBER OF             0
      SHARES       -------------------------------------------------------------
                     8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY              993,350 Common (See Item 5)
                   -------------------------------------------------------------
       EACH          9     SOLE DISPOSITIVE POWER

    REPORTING              0
      PERSON       -------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
       WITH
                           993,350 Common
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       993,350 Common
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       (See Instructions)
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.64% of Common
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


   CUSIP No. 878270 10 7
             ---------

Item 1.  Security and Issuer.
-------  --------------------

This Schedule relates to shares of Common Stock of Tech-Net Solutions, Inc. ("TNTC"). TNTC's principal executive offices are located at 65 Shrewsbury Road, Livingston, NJ 07039.

Item 2.  Identity and Background.
-------  ------------------------

PLS Super Annuation Fund. (the "Company") is organized under the laws of Australia for the purpose of providing consulting services. Paul Gardner is a 100 percent shareholder and President of the Company. The business address of the Company is 13 Lileura Avenue, Beaumaris, Victoria, AU 3193. During the last five years, the Company has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Paul Gardner is the Chief Marketing Officer of TNTC. Mr. Gardner's business address is 13 Lileura Avenue, Beaumaris, Victoria, AU 3193. During the last five years, Mr. Gardner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gardner is a citizen of Australia.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

993,350 of the shares of TNTC Common Stock held by PLS Super Annuation Fund reported in this Schedule were acquired upon the exchange of the shares of Common Stock of Knightsbridge Fine Wines, Inc. ("KFW") held by PLS Super Annuation Fund for shares of TNTC Common Stock in connection with the share exchange of TNTC with KFW (the "Share Exchange").

Item 4.  Purpose of Transaction.
-------  -----------------------

Acquisition by TNTC of Knightsbridge Fine Wines, Inc.

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

For purposes of Rule 13d-3, PLS Super Annuation Fund is the beneficial owner of 993,350 shares of Common Stock. Such shares represent approximately 6.64% of TNTC's voting Stock based upon 14,963,500 shares of TNTC Common Stock outstanding upon the consummation of the Share Exchange, as reported in TNTC's Form 8-K (File No. 333-90456). Of the shares they beneficially own, PLS Super Annuation Fund has sole voting and power of disposition over 993,350 shares of Common Stock. Except as described in Items 3 and 4 above PLS Super Annuation Fund, has not engaged in any other transactions with respect to these shares in the past sixty days.

Paul Gardner is the 100% owner and the manager of PLS Super Annuation Fund As such, he may be deemed to control such entity and therefore be the beneficial owner of the securities in this Schedule 13D. Mr. Gardner has not engaged in any other transactions with respect to these shares in the past sixty days.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------



Item 7.  Material to be filed as Exhibits.
-------  ---------------------------------

EXHIBIT NO.     DESCRIPTION
-----------     -----------

1.              Joint Filing Agreement





After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  August 6,  2003                /s/ PLS Super Annuation Fund
                                        -------------------------------
                                        PLS Super Annuation Fund


Date:  August 6,  2003                /s/ Paul Gardner
                                        -------------------------------
                                        Paul Gardner

                                   EXHIBIT INDEX


  Exhibit No.                           Exhibit
-------------    ---------------------------------------------------------------

      1.          Joint Filing Agreement

                                    Exhibit 1


                             JOINT FILING AGREEMENT


The undersigned agree that the statement on Schedule 13D dated July__, 2003 with respect to the common stock of Medical Staffing Solutions, Inc. is, and any amendments hereto signed by each the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.



Date:  August 6,  2003                /s/ PLS Super Annuation Fund
                                        -------------------------------
                                        PLS Super Annuation Fund


Date:  August 6,  2003                /s/ Paul Gardner
                                        -------------------------------
                                        Paul Gardner